July 14, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Folake Ayoola

Re:	Starboard Value Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed June 30, 2021

File No. 001-39496

Dear Ms. Ayoola:

On behalf of Starboard Value Acquisition Corp. (the “Company”), reference is made to the letter dated July 13, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to the preliminary proxy statement (“Amendment No. 2”). Separately today, the Company has submitted to the Commission Amendment No. 3 to the Preliminary Proxy (“Amendment No. 3”) through EDGAR in response to the Staff’s comment. Amendment No. 3 has been marked to indicate changes from Amendment No. 2.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 3, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 2 to Preliminary Proxy Statement filed on June 30, 2021

Questions and Answers about the Proposals for SVAC Stockholders, page 15

1.

We note your maximum redemption scenario reflected here and throughout the filing, including the unaudited pro forma condensed combined financial information, reflects the maximum number of redemptions that may occur and still provide for the satisfaction of the minimum cash condition. Please consider changing the title of this scenario, such as “Illustrative Redemption”, as to not suggest that this reflects 100% redemption of shares and perhaps be less confusing for investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 3 and throughout the filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operational and Business Metrics, page 201

2.	We note your revised disclosure in response to prior comment 14. Please further revise to include the MRR as of March 31, 2021 and March 31, 2020.

Response: The Company has revised the disclosure on page 201 of Amendment No. 3 to include the MRR as of March 31, 2021 and March 31, 2020.

3.

We note your revised disclosure in response to prior comment 15. Please further revise your disclosures for each period presented to clarify whether bookings represents the monthly service charges attributable to new contracts and additional services under existing contracts for the month of March 2021 or for the three months ended March 31, 2021. In this regard, bookings of $2.3 million is under the column titled “Three Months Ended March 31, 2021.” To the extent this measure is for only the last month of the period, explain further how a monthly measure of bookings is relevant to your annual or quarterly results. Similar clarifications should be made with regards to the churn amounts disclosed for each period presented.

Response: The Company has revised the disclosure on page 202 of Amendment No. 3 to clarify that bookings represent the monthly service fees attributable to new contracts and additional services under existing contracts for the three months ended March 31, 2021 (and not just for the last month in the period presented), and has made similar clarifications on page 202 of Amendment No. 3 with regards to churn.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5. Revenue

Remaining Performance Obligations, page F-61

4.

We note your response to prior comment 18 and it is unclear what amount you have disclosed. Please revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2020 and March 31, 2021. Refer to ASC 606-10-50-13. Such amounts would not need to include variable consideration, consistent with ASC 606-10-50-14A, or contracts that could be terminated without significant penalties, but should otherwise include the aggregate amount related to the colocation contracts.

Response: The Company has revised the disclosure on page F-61 of Amendment No. 3 to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2020 and March 31, 2021.

* * * * *

Please do not hesitate to contact the undersigned at 212-872-1053, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alice Hsu

Alice Hsu

cc:	Martin D. McNulty, Jr., Starboard Value Acquisition Corp.

Victor Semah, Cyxtera Technologies, Inc.

Erika Weinberg, Latham & Watkins LLP

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